UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 12-20-02

03016612

February 26, 2003

Act 1934
Section
Rule 14A-8
Public
Availability 2/26/2003

Bruce Ellis
Assistant Counsel
Office of Corporate Staff Counsel
Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3B-35
Whitehouse Station, NJ 08889-0100

PROCESSED
MAR 11 2003
THOMSON
FINANCIAL

Re: Merck & Co., Inc.
Incoming letter dated December 20, 2002

Dear Mr. Ellis:

This is in response to your letter dated December 20, 2002 concerning the shareholder proposal submitted to Merck by Human Life International. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Rev. Thomas J. Euteneuer
President
Human Life International
4 Family Life
Front Royal, VA 22630

Office of Corporate Staff Counsel

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3B-35
Whitehouse Station NJ 08889-0100
Tel 908 423 1000
Fax 908 735 1216

MERCK

December 20, 2002

VIA FEDEX

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Re: Merck & Co., Inc. Shareholder Proposal

Ladies and Gentlemen:

Merck & Co., Inc. (the "Company") a New Jersey corporation, has received a shareholder's proposal (the "Proposal") from Human Life International (the "Proponent") in the Company's proxy materials for the 2003 Annual Meeting of Stockholders (the "Proxy Materials"). The Proposal requests that the Proxy Materials include the following supporting statement ("Supporting Statement") and proposed resolution (the "Resolution"):

> Whereas, Merck's Statement on Values says, 'Our business is preserving and improving human life. All of our actions must be measured by our success in achieving this goal. We are committed to the highest standards of ethics and integrity.'
>
> Whereas, we believe Merck has violated its basic Statement on Values by materially benefiting from the destruction of human life because of our company's use of cell-culture lines from aborted humans.
>
> Whereas, cell-culture lines from non-aborted sources are available and the Catholic Medical Association passed a resolution saying it 'will promote the use of any available vaccines grown on tissues not acquired from aborted humans.'
>
> Whereas, because of our company's lack of commitment to the Statement on Values, groups like Children of God for Life have called for boycotts of Vioxx, Zocor and other products even though these products were not derived from objectionable tissue sources. Similarly, Pro Vita Advisors, an investment-related organization, has urged divestment of Merck stock for similar reasons.
>
> Be it Resolved: The Board of Directors appoint a special committee of the Board, consisting solely of independent Board members, to review ways to link executive

> compensation with the Company's ethical and social performance, and in particular, with Merck's Statement on Values, and to report to the shareholders the results of the review. This report may omit confidential information and be prepared at reasonable cost.

As discussed in greater detail below, we believe that the Proposal properly may be omitted from the Proxy Materials under Rule 14a-8(i)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") for three different reasons, each of which in and of itself should be sufficient. First, we believe the Proposal properly may be omitted in accordance with Rule 14a-8(i)(3) as vague and indefinite. Second, we believe the Proposal deals with a matter relating to the ordinary business operations of the Company and so may be omitted under Rule 14a-8(i)(7). Finally, we believe the Proposal properly may be omitted in accordance with Rule 14a-8(i)(10) as substantially implemented.

Discussion

The Proposal Contains False or Misleading Statements

If included, we believe the Proposal would be inconsistent with Rule 14a-8(i)(3), which prohibits proposals and supporting statements that are contrary to any of the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements. The Division should view the Proposal as false or misleading in three different ways: the Supporting Statement alleges improper, illegal or immoral conduct, without factual foundation; the Supporting Statement by itself is vague; and the Supporting Statement does not relate to the Resolution.

Improper, Illegal or Immoral Conduct Charged
First, the Supporting Statement states, without factual foundation, that the Company is "materially benefiting from the destruction of human life." Rule 14a-9 prohibits "charges concerning improper, illegal or immoral conduct, without factual foundation." Clearly, charging that the Company benefits from the destruction of human life without factual foundation violates Rule 14a-9. Therefore, the resolution and supporting statement should be excluded in their entirety under Rule 14a-8(i)(3).

Supporting Statement is Vague
Second, the Division has long viewed Rule 14a-9 to prohibit statements that are so vague that

> neither shareholders voting upon the proposal nor the Company would be able to determine with any reasonable certainty exactly what action or measures would be taken in the event the proposal were implemented. Consequently, we believe that the proposal may be misleading in that any action taken upon the implementation of the proposal could be quite different from the type of action envisioned by shareholders at the time their votes were cast.

Southeast Banking Corp. 1982 *SEC No-Act LEXIS* 1885.

The Supporting Statement gives no clear indication of what actions or measures the Proponent wants the Company to cease, or to commence. The Supporting Statement mentions cell-culture line research and references certain groups that presumably have opinions on cell-culture line research. However, while the Supporting Statement seems to imply that the Proponent endorses the standards of the referenced groups, it does not give any indication of what those standards are or what should be done in relation to the standards. For example, the statement indicates that the Catholic Medical Association passed a resolution concerning use of certain cell lines, but does not indicate what action the Company should take with respect to that resolution. Similarly, the Supporting Statement does not indicate what standards the "Children of God for Life" and "Pro Vita Advisors" have adopted, or what the Company should do with respect to these groups.

The Division recently agreed that there was some basis for Schering-Plough's exclusion of a proposal to "endorse the 'Pro Vita Principles' as a public commitment to ethical business practices and the inestimable value of human life" as vague and indefinite. 2002 *SEC No-Act LEXIS* 214. Schering-Plough pointed out the proposal it was seeking to exclude was "so vague that it does not even identify with specificity what the Pro Vita Principles are."

This Proposal is even more vague and indefinite than the Schering-Plough proposal. Perhaps the reference to "Pro Vita Advisors" in the Supporting Statement is a veiled reference to the same Pro Vita Principles that the Division considered vague, or perhaps the similar names are simply coincidental. In any event, the Supporting Statement provides much less information about what the Proponent's relevant standards are than did the proposal Schering-Plough excluded.

Supporting Statement Does Not Relate to Resolution
Third, the Supporting Statement appears to be completely unrelated to the Resolution. The Supporting Statement pertains to the use of cell-culture lines. The Resolution calls for the appointment of a board committee to review the linkage between executive compensation and ethical and social values. Importantly, there is no reference to "cell-culture lines" in the Resolution. Under the Division's interpretation of Rule 14a-9 as clarified in Southeast Banking Corp., such a complete disengagement renders the Proposal vague and therefore excludible as misleading.

<u>The Proposal Deals with Ordinary Business Operations</u>

If included, to the extent the Supporting Statement seeks to regulate behavior as it relates to cell-culture line research, we believe the Proposal would be inconsistent with Rule 14a-8(i)(7) which provides that a registrant may omit a stockholder proposal if the proposal deals with a matter relating to the conduct of ordinary business operations of the registrant.

Under the laws of the State of New Jersey, where the Company is incorporated, the business and affairs of the corporation are to be managed by the board of directors. N.J.S.A. 14A:6-1(a) and *Riddle v. Mary A. Riddle Co.*, 140 N.J.Eq. 315, 320, 54 A.2d 607 (Chan. 1947). It is a long-standing principle of New Jersey corporate law that the extent of the stockholders' involvement in the management of the corporation's day to day business operations is limited to choosing directors and removing such directors if the stockholders are not satisfied with their operation of the corporation's business. *Casson v. Bosman,* 137 N.J. Eq. 532, 45 A.2d 807 (E.& A. 1947).

The Company is a leading research-driven pharmaceutical products and services company. It discovers, develops, manufactures and markets a broad range of innovative products to improve human and animal health, directly and through its joint ventures. These activities are extensively regulated and involve complex processes, testing and safety analyses unique to each particular product involved. Therefore, under New Jersey law, the management of the Company, under the supervision of its Board of Directors, has the power and the responsibility to supervise the research, development and testing of Company products in the safest and most effective manner, while at the same time complying with all applicable laws and ethical obligations. Management's decisions as to such matters are necessarily based on a myriad of intricate variables and are made with the assistance of experts in a variety of fields, including basic research, developmental research, safety and efficacy testing and analysis, manufacturing and law. Decisions of this type do not lend themselves to sweeping policy declarations or the review of a committee concerned with eliminating specific processes and techniques, especially in light of the governmental regulation.

The Proposal, therefore, is exactly the type that Rule 14a-8(i)(7) is designed to permit a Company to exclude. It addresses the conduct of the ordinary business operations of the Company. One of the purposes of Rule 14a-8(i)(7) is to exclude proposals that "deal with ordinary business matters of a complex nature that stockholders, as a group, would not be qualified to make an informed judgment on, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." *Exchange Act Release* No. 12999 (Nov. 22, 1976)

The Division previously agreed with the Company that there was some basis for its view that a proposal that sought to recommend a committee to study the elimination of the use of human fetal tissue obtained from elective abortions in the research, development and testing of the Company's products related to the ordinary business of the Company. 1997 *SEC No-Act LEXIS* 111. Therefore, the Division also should concur that this Proposal may be excluded as relating to the Company's ordinary business as provided by Rule 14a-8(i)(7).

<u>The Proposal is Substantially Implemented</u>

If included, to the extent the Resolution seeks to establish an independent committee of the Board, we believe the Proposal would be inconsistent with Rule 14a-8(i)(10) which permits exclusion if the Company has already substantially implemented the Proposal.

The Resolution asks that a committee of the Board, consisting solely of independent Board members, review ways to link executive compensation with the Company's ethical and social performance, and to report to the stockholders the results of the review. The Company previously has established the Compensation and Benefits Committee (the "C&B Committee") of the Board, which is comprised entirely of independent Directors. The C&B Committee establishes compensation objectives and policies for all employees, including executive officers, and sets compensation for the Company's executive officers. Among the measures the C&B Committee uses to set executive compensation is the Company's leadership model, which incorporates the Company's ethical standards including the Company's Statement on Values. The C&B Committee annually issues a report on executive compensation to stockholders in the proxy materials in accordance with Item 402(k) of Regulation S-K (requiring, among other things, disclosure of the C&B Committee's policies applicable to the Company's executive officers, including the specific relationship of corporate performance to executive compensation).

Because the Proposal appears to have been substantially implemented, it should be excludible under Rule 14a-8(i)(10).

Conclusion

Based on the foregoing, we respectfully request that the Division of Corporation Finance not recommend any enforcement action to the Commission if the Company omits the Proposal from its Proxy Statement and form of proxy for its 2003 Annual Meeting of Stockholders pursuant to Rule 14a-8(i)(3), Rule 14a-8(i)(7) or Rule 14a-8(i)(10) issued under the Exchange Act.

In accordance with Rule 14a-8(j)(2), we have enclosed six copies of this letter.

If the Division believes that it will not be able to concur in our view that the Proposal may be omitted, we would very much appreciate the opportunity to discuss this issue in more detail with the appropriate persons before issuance of a formal response.

By copy of this letter to it, the Company is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

For the Division's information, the Company hopes to print its Proxy Statement on or about March 13, 2003.

If you have any questions regarding this matter or require further information, please contact me at (908) 423-5671. Kindly acknowledge receipt of this letter by stamping a copy of this letter and returning same to me in the enclosed self-addressed envelope.

Thank you for your time and consideration.

Very truly yours,

MERCK & CO., INC.

By: Bruce Ellis

Bruce Ellis
Assistant Counsel

CC: Human Life International

HUMAN LIFE INTERNATIONAL™

DEFENDING LIFE, FAITH AND FAMILY AROUND THE WORLD™

NOV 1 8 2002

OFFICE OF THE SECRETARY

Celia A. Colbert, Secretary
Merck & Company, Incorporated
One Merck Drive
Whitehouse Station, New Jersey 08889-0100

Dear Ms. Colbert:

I am the President of Human Life International. We own 128 shares of Merck stock. We have owned these shares for over one year and intend to own them through the time of our next annual meeting. At that time we intend to present the following resolution:

Whereas, Merck's Statement on Values says, "Our business is preserving and improving human life. All of our actions must be measured by our success in achieving this goal. We are committed to the highest standards of ethics and integrity."

Whereas, we believe Merck has violated its basic Statement on Values by materially benefiting from the destruction of human life because of our company's use of cell-culture lines from aborted humans.

Whereas, cell-culture lines from non-aborted sources are available and the Catholic Medical Association passed a resolution saying it "will promote the use of any available vaccines grown on tissues not acquired from aborted humans."

Whereas, because of our company's lack of commitment to the Statement on Values, groups like Children of God for Life have called for boycotts of Vioxx, Zocor and other products even though these products were not derived from objectionable tissue sources. Similarly, Pro Vita Advisors, an investment-related organization, has urged divestment of Merck stock for similar reasons.

Be it Resolved: The Board of Directors appoint a special committee of the Board, consisting solely of independent Board members, to review ways to link executive compensation with the Company's ethical and social performance, and in particular, with Merck's Statement on Values, and to report to the shareholders the results of the review. This report may omit confidential information and be prepared at reasonable cost.

Sincerely,

Rev. Thomas J. Euteneuer

Rev. Thomas J. Euteneuer
President, Human Life International

4 FAMILY LIFE
FRONT ROYAL, VIRGINIA 22630
WEBSITE: WWW.HLI.ORG

540/635-7884 (PHONE)
540/636-7363 (FAX)
E-MAIL: HLI@HLI.ORG

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 26, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merck & Co., Inc.
Incoming letter dated December 20, 2002

The proposal relates to appointing a special committee of the board of directors to review ways to link executive compensation to Merck's ethical and social performance, and in particular, with Merck's Statement on Values, and to report the results of the review to shareholders.

We are unable to concur in your view that Merck may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proposal must be revised to:

- delete the phrase that begins "by materially . . ." and ends ". . . human life"; and
- delete the discussion that begins "Whereas, cell-culture . . ." and ends ". . . for similar reasons."

Accordingly, we will not recommend enforcement action to the Commission if Merck omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Merck may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Merck may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to conclude that Merck has met its burden of establishing that Merck may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Merck may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Alex Shukhman
Attorney-Advisor